Akerman Senterfitt
One Southeast Third Avenue
25th Floor
Miami, Florida 33131
Tel: 305.374.5600
Fax: 305.374.5095
April 11, 2011
Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Cardo Medical, Inc. Revised Preliminary Information Statement on Schedule 14C Filed March 9, 2011 File No. 0-21419
Dear Mr. Mancuso:
     On behalf of Cardo Medical, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated March 18, 2011, regarding the above-referenced revised preliminary information statement on Schedule 14C. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter. References to the “Revised Information Statement” used herein refer to the revised preliminary information statement on Schedule 14C being filed in connection with this response letter.
General

1.	We reference the letter from the Division of Corporation Finance Chief Accountant’s Office dated March 14, 2011. As previously requested, please revise to include the historical financial statements of Cardo Medical, Inc. and the other information required by Item 14 of Schedule 14A. Please also include pro forma financial information required by Article 11 and Rule 8-05 of Regulation S-X reflecting the sale of the reconstructive division.
BOCA RATON      DALLAS      DENVER      FORT LAUDERDALE      JACKSONVILLE      LAS VEGAS      LOS ANGELES      MADISON      MIAMI      NAPLES
NEW YORK      ORLANDO      PALM BEACH      TALLAHASSEE      TAMPA      TYSONS CORNER      WASHINGTON, D.C.      WEST PALM BEACH

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
April 11, 2011

In response to the Staff’s comment, we have included the historical financial statements on pages F-1 through F-21 of the Revised Information Statement and the other applicable information relating to the Company required by Item 14 of Schedule 14A on pages 38-61 of the Revised Information Statement. We have also revised the disclosure on pages 59-61 of the Revised Information Statement to include the pro forma financial information required by Article 11 and Rule 8-05 of Regulation S-X giving effect to the completed sale of substantially all of the assets of the Spine Division and the pending sale of the Reconstructive Division assets.

2.	As a related matter, we also reissue prior comment 2. Please note that if financial statements as of a date on or after the date a component of your business has been disposed of or has been classified as held for sale are required in a proxy statement, retrospective reclassification of all prior periods to report the results of that component in discontinued operations is required. Please refer to FASB ASC 205-20 for guidance on reporting discontinued operations. In that regard, please tell us how you considered that the historical financial statements of Cardo Medical, Inc. to be included in the Schedule 14C should be retroactively reclassified to show discontinued operations.

The Company’s historical financial statements for the years ended December 31, 2010 and 2009 that are included in the Revised Information Statement reflect the retrospective reclassification of the appropriate prior periods to report the results of the Reconstructive Division and the Spine Division in discontinued operations in accordance with the guidance in FASB ASC 205-20.

3.	We note your response to prior comment 3; however, if your affiliated shareholders approved a sale, you should inform investors of that development in the information statement. Also clarify whether applicable state law requires additional shareholder vote after you establish the terms of the sale of the spine division, and disclose the substance of the last sentence of your response to prior comment 3.

In response to the Staff’s comment, we have revised the disclosure on pages 5, 6, 8 and 13 of the Revised Information Statement. In the Revised Information Statement, we have revised the disclosure to reflect that we have closed the sale of substantially all of the Spine Division assets. Subsequent to the Company’s filing of the initial preliminary information statement on January 31, 2011 and the revised preliminary information statement on March 9, 2011, the Company determined that it was in the best interests of the Company to sell substantially all of the assets of the Spine Division before the closing of the pending sale of the Reconstructive Division assets and that such sale did not constitute a sale of substantially all of the Company’s assets overall. As a result, the

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
April 11, 2011

Company determined that it was not required to obtain stockholder approval for the sale of substantially all of the assets of the Spine Division. If the Company sells any remaining assets after the sale of the Reconstructive Division assets that constitute all or substantially all of the Company’s assets, the Company will seek the written consent of a majority of its stockholders if required pursuant to state law, in which case the Company will prepare and send a separate information statement to its stockholders providing the material information and terms of any such sale at least 20 calendar days before its consummation.
A Note about Forward-Looking Statements, page 7
4.	Please expand your response to prior comment 6 to address your financial information as of September 30, 2010.

In response to the Staff’s comment, we have revised the disclosure on page 7 of the Revised Information Statement to delete the reference to the safe harbor.
Background of the Asset Sale, page 15
5.	We note your response to prior comment 7. Reconcile the disclosure in the penultimate paragraph on page 15 that a fourth prospective purchaser submitted “a preliminary indication of interest” on December 3, 2010 with the disclosure in the third paragraph on page 16 about “one preliminary indication of interest” received on December 21, 2010 and “three preliminary indications of interest” previously received.

In response to the Staff’s comment, we have revised the disclosure on page 16 of the Revised Information Statement to clarify that the preliminary indications of interest previously received that were referred to excluded that indication of interest which was superseded by a specific proposal.

6.	We note your response to prior comment 8; however, it does not appear that you expanded the references to your negotiations with Arthrex to disclose in greater detail the negotiations that took place. For example, we note the following:
•	You continue to refer in the second paragraph on page 16 to Arthrex submitting a “revised proposal” on December 22, 2010; however, you do not mention any other proposals from Arthrex before that date. Please clarify when Arthrex submitted proposals before December 22, 2010 and disclose the material revisions in the submitted proposals.
•	You continue to disclose in the third paragraph on page 16 that the board “decided to continue negotiations with Arthrex” and in the fourth paragraph on page 16 that you “continued to negotiate with Arthrex the terms and conditions.” However, you did not expand the references to disclose in greater detail the negotiations that took place. Please revise accordingly.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
April 11, 2011

In response to the Staff’s comment, we have revised the disclosure on pages 15-17 of the Revised Information Statement to provide more detail on the negotiations that took place. Specifically, we have clarified that the revised proposal submitted by Arthrex on December 22, 2010 was actually Arthrex’s first proposal after the preliminary indication of interest submitted by it on November 29, 2010 and we have explained the principal manner in which Arthrex’s proposal differed from Arthrex’s preliminary indication of interest. We have also disclosed the principal subjects of our negotiations with Arthrex after the December 23, 2010 Board of Directors meeting.
Opinion of Inverness Advisors, page 27
7.	Regarding your response to prior comment 13:
•	Ensure that you have provided us a copy of all written materials that the financial advisor presented to the board. We note the disclosure in the seventh paragraph on page 16 that the financial advisor made a presentation to the board on January 12, 2011; however, it does not appear that you provided us a copy of any materials presented to the board on that day. Please advise.
•	Provide the disclosure required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A concerning the presentation on January 12, 2011.
In response to the Staff’s comment, the written materials that were provided by Inverness to the Board of Directors in connection with the January 12, 2011 meeting of the Board of Directors have been provided by the Company to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such rules, we respectfully requested that these materials be returned to us promptly following completion of the Staff’s review thereof. By separate letter, we also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83. Additionally, the Company is providing to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange act all other written materials that Inverness provided to the Board. In accordance with such rules, we respectfully request that these materials be returned to us promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
April 11, 2011

We do not believe the written materials that were provided by Inverness to the Board of Directors or the related presentation that Inverness made to the Board of Directors in connection with the January 12, 2011 meeting of the Board of Directors are materially related to the sale of the Reconstructive Division assets. Accordingly, we do not believe any additional disclosure about the January 12, 2011 presentation is required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A. The transaction analyzed in the January 12, 2011 materials and presentation was materially different from the transaction that was ultimately approved by the Board of Directors and the January 12, 2011 materials and presentation were not relied upon by the Board of Directors in deciding to approve the transaction. The January 12, 2011 materials and presentation analyzed the sale of the Reconstructive Division assets and the Spine Division assets on a combined basis, while the pending transaction relates to the sale of the Reconstructive Division assets only.

The January 12, 2011 materials and presentation did not include separate information on the Reconstructive Division assets, such as a valuation of the Reconstructive Division assets on a stand alone basis, that would be relevant to the transaction. If information from the January 12, 2011 materials and presentation were included in the information statement, we would be concerned that a stockholder would treat the information as germane to the pending transaction when it is not and would therefore be misleading. Only the January 24, 2011 materials and presentation analyze the sale of the Reconstructive Division assets on a stand alone basis, which is the pending transaction to which the Revised Information Statement relates. Therefore, we do not believe an analysis of the Reconstructive Division assets and the Spine Division assets on a combined basis to be material to the pending transaction in this context. In light of the Staff’s comment, we have added disclosure on pages 16-17 of the Revised Information Statement to the effect that our Board of Directors did not rely on the January 12, 2011 materials and presentation and have further clarified the differences between the content of the January 12, 2011 and January 24, 2011 materials and presentations.

Additionally, the January 12, 2011 materials and presentation are not material in the context of the completed sale of substantially all of the Company’s Spine Division assets. The completed sale of substantially all of the Company’s Spine Division assets was a different transaction with a different purchaser for different consideration (which did not include a royalty payment component) from the transaction analyzed in the January 12, 2011 materials which analyzed the sale of the Reconstructive Division assets and the Spine Division assets on a combined basis and included a royalty payment as part of the purchase price for the assets of both divisions. The January 12, 2011 materials and presentation were not relied upon by the Board of Directors in deciding to approve and consummate the sale of substantially all of the assets of the Spine Division.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
April 11, 2011

We do not believe the additional written materials that were provided by Inverness to the Board of Directors referenced above are materially related to the sale of the Reconstructive Division assets. Accordingly, we do not believe any additional disclosure about these materials is required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A. These additional written materials provided to the Board were of an administrative nature, updated the Board on the status of a potential transaction involving the Company’s assets or, in the case of the January 7, 2011 materials, provided a royalty valuation analysis. The materials relating to the valuation analysis are not materially related to the sale of the Reconstructive Division assets for the same reasons discussed above in connection with the January 12, 2011 materials because the royalty valuation analysis was based on an analysis of the Reconstructive Division assets and the Spine Division assets on a combined basis.

8.	We note your response to prior comment 14. However, the reference to the “letter is solely for the information of the company’s Board of Directors in evaluating the transaction” has not been deleted. Therefore, we reissue the comment.

In response to the Staff’s comment, we have revised the fairness opinion attached as Annex C to the Revised Information Statement to delete “solely” from the opinion language that was cited in Comment #8. We believe the remaining language is a correct statement in that the opinion letter was for the information of the Company’s Board of Directors. The deletion eliminates any suggestion in the opinion that stockholders cannot rely on the opinion.
Discontinued Cash Flow Analysis, page 32
9.	We note your response to prior comment 16. Please demonstrate whether disclosure of the results reflected in the financial and operating forecasts, to the extent they are not in line with historic operating trends, is material to shareholders to evaluate your disclosure in this section.

For the reasons described below, we do not believe disclosure of the results reflected in the financial and operating forecasts to be material to stockholders in their evaluation of the disclosure in this section. That notwithstanding, we have included summary disclosure on page 30 of the Revised Information Statement relating to the forecasts.

Our belief as to materiality is because the Company’s actual performance and prospects differ materially from the forecasts and because disclosure of the forecasted results is not necessary for stockholders to understand that relationship. In their evaluation of the disclosure stockholders should understand that the forecasts reflect a materially stronger performance by the Company than has been or is likely to be the case given the challenges currently facing the Company. We have added language on page 30 of the Revised Information Statement clarifying that conclusion. In this context, the specific results reflected in the forecasts and whether those results are in line with historic operating trends are largely irrelevant.

The forecasts are the most recently prepared projections by the Company’s management. The forecasts were materially higher in terms of revenue projections and earnings prospects than historic operating trends. This difference between historic and projected performance was because the Company believed its business was in transition as its products entered a new phase in their commercial development. The forecasts assumed growth in the number and types of products the Company offered, the number of surgeons using its products, the number of states in which its products are sold and the worldwide market for orthopedic products, as well as continued growth in market share through its sales distributors and sales representatives and in its relationships with hospitals and surgeons and the ability to fund the operations of the Company including the working capital and capital expenditures required to support that projected growth.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
April 11, 2011

In addition, the forecasts assumed that the Company would (i) raise approximately $7.9 million over the course of 2011-2013 to fund the cash needs of its projected business plan; (ii) rehire its employees that were terminated in October 2010; (iii) restart inventory and manufacturing efforts that were stopped during October and November 2010; and (iv) revert to the Company’s normal operating activities required to support the business. Those events have not occurred, and the Company’s actual financial and operating performance and prospects are materially below what is reflected in the forecasts. Since actual Company performance has already differed materially from the forecasts, we do not believe the forecasts to be relevant to an evaluation of the Reconstructive Division by the stockholders or that disclosure of the results reflected in the forecasts is material to stockholders.
Voting Securities and Principal Holders Thereof, page 34
10.	Please tell us why you did not update this disclosure. In your response, address (1) whether the identified security holders acquired or disposed of shares since the date of the table and (2) the filing date of the Form 4 reflecting the ownership information disclosed in your table.

We provided the information under the caption “Voting Securities and Principal Holders Thereof” as of the record date, but we have updated this information as of the most recent practicable date on page 37 of the Revised Information Statement. In response to the Staff’s comment, we confirm that the identified security holders have not acquired or disposed of shares since the date of the table in the original information statement. Additionally, below please find a table that reconciles the current ownership information with the relevant Section 16 filings and options that are exercisable within 60 days:

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
April 11, 2011

	Shares Held
	Directly or	Options Exercisable	Total Shares
Name of Stockholder	Indirectly	within 60 days	Reported in Table
Andrew A. Brooks, M.D.	61,823,189 (see Form 4 filed on 1/21/2009)(1)	90,000	61,913,189
Michael Kvitnitsky	28,916,654 (see Form 3 filed on 9/8/2008)(2)	80,000	28,996,654
Stephen Liu, M.D.	2,800,000 (see Form 3 filed on 4/19/2010)	—	2,800,000
Thomas H. Morgan	7,855,616 (see Form 3 filed on 9/22/2008)(3)	16,000	7,871,616
Ronald N. Richards, Esq.	667,205 (see Form 3 filed on 9/22/2008)	16,000	683,205
Derrick Romine	677,941 (see Form 3/A filed on 10/20/2008)	188,000	865,941
Steven D. Rubin	102,822 (see Form 3 filed on 9/23/2008)(4)	16,000	118,822
Subbarao Uppaluri, Ph.D.	396,592 (see Form 4 filed on 10/29/2009)	16,000	412,592
Frost Gamma Investments Trust	33,249,411 (see Form 4 filed on 10/29/2009)(5)	—	33,249,411

(1)	The Company’s stock register as maintained by the Company’s transfer agent reflects that Dr. Brooks owns 61,823,189 shares and not 61,824,189 shares as reflected by the Form 4. Dr. Brooks will file an Amended Form 4 to reflect the correct amount of shares.

(2)	The Company’s stock register as maintained by the Company’s transfer agent reflects that Mr. Kvitnitsky owns 28,916,654 shares and not 28,916,653 shares as reflected by the Form 3. Mr. Kvitnitsky will file an amended Form 3 to reflect the correct amount of shares.

(3)	The Company’s stock register as maintained by the Company’s transfer agent reflects that Thomas H. Morgan owns 7,855,616 shares and not 7,855,615 shares as reflected by the Form 3. Mr. Morgan will file an amended Form 3 to reflect the correct amount of shares.

(4)	The Company’s stock register as maintained by the Company’s transfer agent reflects that Steven D. Rubin owns 102,822 shares and not 102,821 shares as reflected by the Form 3. Mr. Rubin will file an amended Form 3 to reflect the correct amount of shares.

(5)	The Company’s stock register as maintained by the Company’s transfer agent reflects that Frost Gamma Investments Trust owns 33,249,411 shares and not 33,250,911 shares as reflected by the Form 4. Frost Gamma Investments Trust will file an amended Form 4 to reflect the correct amount of shares.

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
April 11, 2011

*          *          *
In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5519.
Sincerely,
AKERMAN SENTERFITT
/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:	United States Securities and Exchange Commission
   Tom Jones, Examiner
   Russell Mancuso, Branch Chief
   Brian Cascio, Accounting Branch Chief
   Kristin Lochhead

Cardo Medical, Inc.
   Joshua B. Weingard, Chief Legal Officer
   Derrick Romine, Chief Financial Officer

Akerman Senterfitt
Mary Carroll, Esq.

EXHIBIT A
CARDO MEDICAL, INC.
7625 Hayvenhurst Avenue, Unit 49
Van Nuys, California 91406
April 11, 2011
In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated March 18, 2011, Cardo Medical, Inc. (the “Company”) acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cardo Medical, Inc.
By:	/s/ Derrick Romine
Derrick Romine
Chief Financial Officer